Morse & Morse, PLLC
1400 Old Country Road
Suite 302
Westbury, NY 11590
Tel: 516-487-1446
Fax: 516-487-1452
Email: morgold@aol.com

January 14, 2011

United States
Securities and Exchange Commission
Washington, DC 20549

Att:         Catherine Brown

Re:          Emergent Group Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 24, 2010
File No. 1-34208

Dear Ms. Brown:

On behalf of our client, Emergent Group Inc., we request an extension of the time necessary to answer the Staff's letter of comments of December 30, 2010 so that a written response is provided to you no later than January 21, 2011.

Very truly yours,

MORSE & MORSE, PLLC

/s/ Steven Morse, Managing Member